UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2022
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Financial Results
On May 11, 2022, Nomad Foods Limited (the “Company”) issued a press release announcing its financial results for the three month period ended March 31, 2022 (“1Q 2022”). The press release is furnished as Exhibit 99.1 to this Report on Form 6-K. The Company also issued Condensed Consolidated Interim Financial Statements for 1Q 2022. The Condensed Consolidated Interim Financial Statements for 1Q 2022 are filed as Exhibit 99.2 to this Report on Form 6-K and are incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

Director Changes

Effective May 9, 2022, Amit Pilowsky was appointed to the Board of Directors of the Company as an independent member. Mr. Pilowsky is the Founder and Managing Partner of Key1 Capital, a global investment firm primarily focused on Israeli and Israeli-related growth technology companies. Prior to founding Key1 Capital in January 2022, Mr. Pilowsky held various leadership roles at Goldman Sachs in its London and Tel Aviv offices including Head of Consumer and Retail team at the Cross Markets Group in EMEA and as sector captain for Food, Beverage and Food Ingredients in EMEA and has led numerous deals across mergers and acquisitions and capital markets transactions in the consumer and retail, food, beverage and food ingredient industries. Golnar Khosrowshahi is not standing for re-election at the Company’s 2022 annual general meeting of shareholders. Ms. Khosrowshahi's decision not to stand for re-election was not due to any disagreement with the Company on any matter relating to the Company's operations, policies or practices. Ms. Khosrowshahi's term will end at the Company's 2022 annual general meeting of shareholders, following which the size of our Board is expected to be reduced to ten directors.The information under the heading Director Changes in this report on Form 6-K is incorporated by reference into the Company’s registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer
Dated: May 11, 2022

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on May 11, 2022 relating to the Company’s financial results for the three month period ended March 31, 2022.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) for the three months ended March 31, 2022.